SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1095847

As at October 23, 2006

ROCKWELL VENTURES INC.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: October 23, 2006

* Print the name and title of the signing officer under his signature.

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1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684∙6365
Fax 604 684∙8092
Toll Free 1 800 667∙2114
www.rockwellventures.com

KEY STEP IN ROCKWELL ACQUISITION OF DIAMOND PROPERTIES COMPLETED
Durnpike and HC Van Wyk Diamonds receive unconditional approval to merge from Competition Commission

October 23, 2006 Vancouver, BC - Rockwell Ventures Inc. ("Rockwell" or the "Company") (TSXV: RVI; OTCBB: RVINF) announces that Durnpike Investments (Pty) Limited ("Durnpike") and H C Van Wyk Diamonds (Pty) Limited ("HCVW") have received unconditional approval from the South African Competition Commission to proceed with the merging of their diamond assets. This approval represents a key step forward in respect of Rockwell's proposed acquisition of the merged Durnpike -Van Wyk Diamond assets. Granting of the approval certificate by the Competition Commission was a prerequisite for Rockwell to secure control of Durnpike.

The successful conclusion of this important regulatory requirement paves the way for the Company to proceed with the next stage of its acquisition of up to 74% of the HCVW diamond assets. Further details were provided in the Company's June 30, 2006 news release. This acquisition will advance the Company's objective to build a mid-tier diamond mining company with producing assets in South Africa as well as excellent opportunities for development in other jurisdictions.

Commenting on receipt of the certificate from the Competition Commission, President and COO John Bristow said "I would like to thank our legal advisors and other members of the team who worked hard to advance this process. Certification was achieved within a period of three weeks. Achievement of this important milestone allows the Company to move forward aggressively with project acquisition and development."

For further details on Rockwell Ventures Inc., please visit the Company's website at www.rockwellventures.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

John Bristow
President and COO

No regulatory authority has approved or disapproved the information contained in this news release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

This release includes certain statements that may be deemed "forward-looking statements". Other than statements of historical fact all statements in this release that address future production, reserve or resource potential, exploration drilling, exploitation activities and events or developments that each Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. There is no certainty of the financing completing. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, and market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.